[EVERSHEDS-SUTHERLAND (US) LLP]

LORNA J. MACLEOD

DIRECT LINE: 202-383-0817

E-mail: lornamacleod@eversheds-sutherland.com

October 10, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Annuity and Life Company (the “Company”)

Pre-effective Amendment No. 1 to Registration Statement on Form S-1

File No. 333-225544

Commissioners:

The Company is transmitting for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-1 for certain single purchase payment index-linked deferred annuity contracts to be issued by the Company (the “Registration Statement”).

Required exhibits not filed with or incorporated by reference into the Registration Statement, as well as other omitted information, will be included in a subsequent pre-effective amendment to the Registration Statement.

Please direct any questions or comments regarding the Registration Statement to me at 202-383-0817 or lornamacleod@eversheds-sutherland.com

Sincerely,

/s/ Lorna J. Macleod

Lorna J. MacLeod

cc:	Blaine Doerrfeld, Athene Annuity and Life Company

Stephen Roth, Eversheds Sutherland (US) LLP